U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

                   ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[_]  Form 3 Holdings Reported.
[X]  Form 4 Transactions Reported.

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

   Tobem Investments Limited
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   3rd Floor, Whitehall House North Church, Box 2097
--------------------------------------------------------------------------------
                                    (Street)

   Georgetown, Grand Cayman          British West Indies
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

   Yifan Communications, Inc. (YIFN)/(YIFNE)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

--------------------------------------------------------------------------------
4.   Statement for Month/Year

   Year Ended December 31, 2000

--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)

   This Form clarifies parts of the Reporting Persons' Form 3 filed 09/2000 This Form clarifies parts of the Reporting Persons' Form 4 filed 10/2000
================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

10% Owner Until September 25, 2000

--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
--------------------------------------------------------------------------------


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End    (D) or   Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    Fiscal Year     (I)      Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)           (Instr. 3,4 and 5)(Instr.4)(Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.0002 par value         03/31/00       P            15,000,000     A     $.005     15,000,000      D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.0002 par value         09/25/00       J4           15,000,000     D     N/A             -0-                 (Note 2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.008 par value          09/25/00       J4              375,000     A     N/A          375,000      D         (Note 2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Sale Obligation     $.005   03/31/2000  S3  12,000,000       07/31/00  N/A   Common
                                     (Note 1)                                 Stock   12,000,000 (Note 3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Sale Obligation     $.005   09/25/2000  J4        12,000,000 09/25/00  N/A   Common
                                     (Note 1)                                 Stock   12,000,000 (Notes 2, 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
Sale Obligation     $.20   09/25/2000  J4      300,000       09/25/00  N/A   Common
                                     (Note 1)                                 Stock   12,000,000 (Notes 2, 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

Note 1: This Form is a separate report filed by Tobem Investments Limited to clarify certain information contained in two prior reports that were filed jointly with Sally A. Fonner and Capston Network Company.

Note 2: On September 25, 2000, the Issuer implemented a 1 for 40 reverse stock split and all securities held by the Reporting Person were subject to the terms thereof.

Note 3: As disclosed in the prior joint report on Form 3, the Reporting Person granted Capston Network Company a private contract right to purchase 12,000,000 shares of the Issuer's stock at $.005 per share as compensation under a Project Management Agreement described in the Issuer's Form 8-K dated April 17, 2000. This private contract right had no readily ascertainable
         value when created.

Note 4: In connection with the Issuer's implementation of a 1 for 40 reverse stock split and all private contract rights granted by the Reporting Person were adjusted to give effect to the terms thereof.


/s/ John Benbow, Director
On behalf of Tobem Investments Limited                        May 7, 20001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2